File No. 70-9699


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                 AMENDMENT NO. 2
                                       TO
                                    FORM U5S
                                  ANNUAL REPORT



                      For the year ended December 31, 2001


        Filed Pursuant to the Public Utility Holding Company Act of 1935

                                       by




                               KEYSPAN CORPORATION

              175 East Old Country Road, Hicksville, New York 11801
                 One MetroTech Center, Brooklyn, New York 11201

KEYSPAN CORPORATION

FORM U5S - ANNUAL REPORT

For the Year Ended December 31, 2001


                                TABLE OF CONTENTS


                                                                           Page



ITEM 1.     SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF
            DECEMBER 31, 2001                                              1


ITEM 9.     WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES             23

ITEM 10.    FINANCIAL STATEMENTS AND EXHIBITS                              27

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001

ITEM 1 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY.

Name of Company                                Number of     Percent of    Issuer Book        Owner's             Type of Business
                                             Common Shares     Voting         Value          Book Value
                                                              Power and       ($000)           ($000)
                                                             Percent of
                                                              Ownership
                                                              Interest
------------------------------------------------------------------------------------------------------------------------------------
KeySpan Corporation                              N/A              N/A            N/A            N/A              Registered holding
                                                                                                                 company

   KeySpan Gas East Corporation d/b/a
   KeySpan Energy Delivery Long Island           100              100            610,812        610,812          gas utility company

         Boundary Gas, Inc. (1)                  3.01             3.01           1              1                Rule 58 company
                                                                                                                 (gas related)

   KeySpan Corporate Services LLC (2)            N/A              100            26,491         26,491           service company

   KeySpan Utility Services LLC (2)              N/A              100            (1,987)        (1,987)          service company

   KeySpan Generation LLC (2)                    N/A              100            216,006        216,006          electric utility
                                                                                                                 company

   KeySpan Electric Services LLC (2)             N/A              100            35,207         35,207           Rule 58 company
                                                                                                                 (energy related)

   KeySpan Energy Trading Services LLC (2)       N/A              100            12,283         12,283           Rule 58 company
                                                                                                                 (energy related)

   KeySpan Energy Corporation                    100              100            743,410        743,410          exempt holding
                                                                                                                 company

      The Brooklyn Union Gas Co. d/b/a
      KeySpan Energy Delivery New York           100              100            1,035,795      1,035,795        gas utility company


          North East Transmission Co., Inc.      100              100            29,500         29,500           Rule 58 company
                                                                                                                 (energy related)

               Iroquois Gas Transmission
               System, L.P. (1) (3)              N/A              18.49          190,764        190,674          Rule 58 company
                                                                                                                   (gas related)

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001 (Continued)

Name of Company                                      Number of        Percent of      Issuer Book     Owner's       Type of Business
                                                   Common Shares        Voting           Value       Book Value
                                                                      Power and         ($000)        ($000)
                                                                      Percent of
                                                                      Ownership
                                                                       Interest
------------------------------------------------------------------------------------------------------------------------------------

                     Iroquois Pipeline
                     Operating Company              100              100 % by             A              A          Rule 58 company
                                                                     Iroquois Gas                                   (energy related)
                                                                     Transmission
                                                                     System, L.P.

       Boundary Gas, Inc.  (1)                      36.09            36.09                2              2          Rule 58 company
                                                                                                                    (energy related)

       Alberta Northeast Gas, Ltd.  (1)             223              28.1                 29,500         29,500     Rule 58 company
                                                                                                                    (energy related)

   KeySpan Natural Fuels, LLC (2)                   N/A              99                   2,547          2,547      Rule 58 company
                                                                                                                    (energy related)

   Island Energy Services Co., Inc.  *              1,000            100                  93             93         non-utility
                                                                                                                    subsidiary

   Marquez Development Corp.  *                     4                100                  (6,633)        (6,633)    non-utility
                                                                                                                    subsidiary

   THEC Holdings Corp.                              100              100                  339,782        339,782    non-utility
                                                                                                                    holding company

       The Houston Exploration Co.                  30,585,635       67                   531,123        339,782    Rule 58 company
                                                                                                                    (gas related)

            Seneca-Upshur Petroleum, Inc.           100              100% by              A              A          Rule 58 company
                                                                     Houston                                        (gas related)
                                                                     Exploration
    GEI Development Corp. *                         100              100                  (5,498)        (5,498)    non-utility
                                                                                                                    subsidiary

    KeySpan Energy Development Corporation          100              100                  305,564        305,564    non-utility
                                                                                                                    holding company

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001 (Continued)

Name of Company                                       Number of      Percent of   Issuer Book     Owner's      Type of Business
                                                    Common Shares      Voting        Value      Book Value
                                                                      Power and      ($000)       ($000)
                                                                     Percent of
                                                                      Ownership
                                                                      Interest
------------------------------------------------------------------------------------------------------------------------------------
     Broken Bridge Corp.                              10,000             100          403            403         non-utility
                                                                                                                 company

     Energy North Realty, Inc.                        500                100          478            478         non-utility
                                                                                                                 company

     KeySpan North East Ventures, Inc.                1,500              100          4,810          4,810       non-utility holding
                                                                                                                 company

          Northeast Gas Markets, LLC (2)              N/A                90           2,504          2,504       Rule 58 company
                                                                                                                 (gas related)

     KeySpan Islander East Pipeline, LLC (2)          N/A                100          972            972         Rule 58 company
                                                                                                                 (gas related)

          Islander East Pipeline Company, LLC (2)     N/A                50           -              -           Rule 58 company
                                                                                                                 (gas related)

     Honeoye Storage Corporation                      10,427             52.2         3,454          3,454       Rule 58 company
                                                                                                                 (gas related)

     Adrian Associates L.P. (3)                       N/A                33.66        5,942          5,942       Rule 58 company
                                                                                                                 (gas related)

     KeySpan International Corporation                10                 100          122,013        122,013     non-utility holding
                                                                                                                 company

          KeySpan C.I., LTD                           10                 100          117,097        117,097     international
                                                                                                                 non-utility
                                                                                                                 holding company

                    Premier Transco Limited (1)       210,927            24.5         9,936          9,936       international non-
                                                                                                                 utility subsidiary

                    KeySpan UK Limited                100                100          32,097         32,097      international non-
                                                                                                                 utility subsidiary

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001 (Continued)

Name of Company                                    Number of      Percent of      Issuer Book     Owner's        Type of Business
                                                 Common Shares      Voting           Value       Book Value
                                                                  Power and         ($000)        ($000)
                                                                  Percent of
                                                                  Ownership
                                                                   Interest
------------------------------------------------------------------------------------------------------------------------------------
                          Premier Transco
                          Limited (1)               219,537            25.5           9,936          9,936       international non-
                                                                                                                 utility subsidiary

                   Phoenix Natural Gas Limited      1,622,517          24.5           41,429         41,429      FUCO

         KeySpan C.I. II, LTD                       10                 100            1,724          1,724       international non-
                                                                                                                 utility subsidiary

                   Grupo KeySpan, S. de R.L.
                   de C.V.                          99.9               99.9           349            349         international non-
                                                                                                                 utility subsidiary

                   FINSA Energeticos, S. de
                   R.L. de C.V.                     50                 50             1,375          1,375       FUCO

    GTM Energy, LLC * (2)                           N/A                50             -              -           non-utility
                                                                                                                 subsidiary

    KeySpan Cross Bay, LLC (2)                      N/A                100            -              -           Rule 58 company
                                                                                                                 (gas related)

         Cross Bay Pipeline Co., LLC (2)            N/A                25             A              A           Rule 58 company
                                                                                                                 (gas related)

    KeySpan Midstream, LLC (2)                      N/A                100            244,276        244,276     non-utility holding
                                                                                                                 company

         KeySpan CI Midstream Limited               500                100            220,107        220,107     international
                                                                                                                 non-utility
                                                                                                                 holding company

         KeySpan Luxembourg S.A.R.L.                100                100            203,789        203,789     international
                                                                                                                 non-utility
                                                                                                                 holding company

                     Nicodama Beheer V.B.V.         400                100            50,572         50,572      international
                                                                                                                 non-utility
                                                                                                                 holding company

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001 (Continued)

Name of Company                                       Number of     Percent of    Issuer Book      Owner's      Type of Business
                                                    Common Shares     Voting         Value       Book Value
                                                                     Power and      ($000)         ($000)
                                                                     Percent of
                                                                     Ownership
                                                                      Interest
-----------------------------------------------------------------------------------------------------------------------------------
            KS Midstream Finance Co.                    999            100            -0-            -0-         international
                                                                                                                 non-utility
                                                                                                                 holding company

                  KeySpan Energy Development Co.        100            100            76,623         76,623      international
                                                                                                                 non-utility
                                                                                                                 holding company

                     TNG Liquids Ltd.                   100            100            3,325          3,325       international non-
                                                                                                                 utility subsidiary

                            Taylor NGL                  1,883,135      -              A              A           international non-
                            Limited Partnership                                                                  utility subsidiary

         KeySpan Energy Canada Partnership              N/A            68.46          357,544        357,544     international non-
                     (1) (4)                                                                                     utility subsidiary

                Rimbey Pipe Line Co.                    40.6           40.6           A              A           international non-
                                                                                                                 utility subsidiary

         KeySpan Energy Canada, Inc.                    100            100            1              1           international non-
                                                                                                                 utility subsidiary

                            KeySpan Energy Canada       N/A            0.01           357,544        357,544     international non-
                            Partnership (1)(4)                                                                   utility subsidiary

         KeySpan Energy Facilities Limited              100            100            11,172         11,172      international non-
                                                                                                                 utility subsidiary

         Solex Production Ltd.                          100            100            114,282        114,282     international non-
                                                                                                                 utility subsidiary

                            KeySpan Energy Canada       N/A            31.53          357,544        357,544     international non-
                            Partnership (1) (4)                                                                  utility subsidiary

   LILCO Energy Systems, Inc.                           40             100            3,068          3,068       Rule 58 company
                                                                                                                 (energy related)

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001 (Continued)

Name of Company                                   Number of        Percent of      Issuer Book       Owner's        Type of Business
                                                Common Shares        Voting           Value        Book Value
                                                                   Power and         ($000)          ($000)
                                                                  Percent of
                                                                  Ownership
                                                                   Interest
------------------------------------------------------------------------------------------------------------------------------------
               Iroquois Gas Transmission
               System, L.P. (1) (3)                N/A            1%                   190,764          1,074       Rule 58 company
                                                                                                                    (energy related)

                     Iroquois Pipeline
                     Operating Company             100            100 % by             A                A           Rule 58 company
                                                                  Iroquois Gas                                      (energy related)
                                                                  Transmission
                                                                  System, L.P.
          KeySpan-Glenwood Energy Center,
          LLC (2) (5)                              N/A                 100             -0-              -0-         EWG

          KeySpan-Port Jefferson Energy
          Center, LLC (2) (6)                      N/A                 100             -0-              -0-         EWG

          KeySpan Natural Fuels, LLC (1) (2)       N/A                 1               B                B           Rule 58 company
                                                                                                                    (energy related)

KeySpan Exploration and Production, LLC (2)        N/A                 100             46,809           46,809      Rule 58 company
                                                                                                                    (gas related)

KeySpan Engineering & Survey, Inc.                 300                 100             476              476         service company

KeySpan Ravenswood, Inc. (7)                       200                 100             204,752          204,752     EWG

KeySpan Ravenswood Services Corp.                  200                 100             1,959            1,959       Rule 58 company
                                                                                                                    (energy related)

   KeySpan Services, Inc.                          100                 100             152,158          152,158     non-utility
                                                                                                                    holding company
                                                                                                                    (SEC reserved
                                                                                                                    jurisdiction)

       KeySpan Business Solutions, LLC (2) (8)     N/A                 100             5,202            5,202       non-utility
                                                                                                                    holding company

          Delta KeySpan, LLC (2) (9)               N/A                 100             7,331            7,331       Rule 58 company
                                                                                                                    (energy related)
                                                                                                                    (SEC reserved
                                                                                                                    jurisdiction)

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001 (Continued)

Name of Company                                      Number of       Percent of    Issuer Book       Owner's       Type of Business
                                                   Common Shares       Voting         Value        Book Value
                                                                     Power and       ($000)          ($000)
                                                                     Percent of
                                                                     Ownership
                                                                      Interest
------------------------------------------------------------------------------------------------------------------------------------
          Granite State Plumbing & Heating,
          LLC (2) (10)                                 N/A               100            -               -          Rule 58 company
                                                                                                                   (energy related)
                                                                                                                   (SEC reserved
                                                                                                                   jurisdiction)

          Northern Peabody, LLC (2) (11)               N/A               100            -               -          Rule 58 company
                                                                                                                   (energy related)
                                                                                                                   (SEC reserved
                                                                                                                   jurisdiction)

          KeySpan Energy Management,
          LLC (2) (12)                                 N/A               100            32,254          32,254     Rule 58 company
                                                                                                                   (energy related)
                                                                                                                   (SEC reserved
                                                                                                                   jurisdiction)

               R.D. Mortman, LLC (2) (13)              N/A               100            6,622           6,622      non-utility
                                                                                                                   subsidiary
                                                                                                                   (SEC reserved
                                                                                                                   jurisdiction)

          Fourth Avenue Enterprise Piping,
          LLC (2) (14)                                 N/A               100            8,089           8,089      Rule 58 company
                                                                                                                   (energy related)
                                                                                                                   (SEC reserved
                                                                                                                   jurisdiction)

          WDF Inc.                                     200               100            16,729          16,729     Rule 58 company
                                                                                                                   (energy related)
                                                                                                                   (SEC reserved
                                                                                                                   jurisdiction)

               KSI Contracting, LLC (2) (15)           N/A               100            (74,016)        (74,016)   non-utility
                                                                                                                   subsidiary
                                                                                                                   (SEC reserved
                                                                                                                   jurisdiction)

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001 (Continued)

Name of Company                                           Number of     Percent of    Issuer Book     Owner's      Type of Business
                                                        Common Shares     Voting         Value       Book Value
                                                                        Power and       ($000)         ($000)
                                                                        Percent of
                                                                        Ownership
                                                                         Interest
------------------------------------------------------------------------------------------------------------------------------------
               KSI Electrical, LLC (2) (16)                 N/A             100           -              -          non-utility
                                                                                                                    subsidiary
                                                                                                                    (SEC reserved
                                                                                                                    jurisdiction)

               KSI Mechanical, LLC (2) (17)                 N/A             100           -              -          non-utility
                                                                                                                    subsidiary
                                                                                                                    (SEC reserved
                                                                                                                    jurisdiction)

          Binsky & Snyder Service, LLC (2) (18)             N/A             100           1,395          1,395      Rule 58 company
                                                                                                                    (energy related)
                                                                                                                    (SEC reserved
                                                                                                                    jurisdiction)

          Binsky & Snyder, LLC (2) (19)                     N/A             100           18,385         18,385     Rule 58 company
                                                                                                                    (energy related)
                                                                                                                    (SEC reserved
                                                                                                                    jurisdiction)

               Binsky & Snyder Plumbing, LLC (2) (20)       N/A             100           18,385         18,385     Rule 58 company
                                                                                                                    (energy related)
                                                                                                                    (SEC reserved
                                                                                                                    jurisdiction)

          Paulus, Sokolowski and Sartor, LLC (2) (21)       N/A             100           14,692         14,692     Rule 58 company
                                                                                                                    (energy related)
                                                                                                                    (SEC reserved
                                                                                                                    jurisdiction)

               KeySpan Engineering Associates, Inc.         28,934          100           (1,125)        (1,125)    non-utility
                                                                                                                    subsidiary
                                                                                                                    (SEC reserved
                                                                                                                    jurisdiction)

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001 (Continued)

Name of Company                                   Number of        Percent of     Issuer Book        Owner's      Type of Business
                                                Common Shares        Voting          Value         Book Value
                                                                   Power and        ($000)           ($000)
                                                                   Percent of
                                                                   Ownership
                                                                    Interest
-----------------------------------------------------------------------------------------------------------------------------------
       KeySpan Communications Corp.                 200              100              10,355          10,355       non-utility
                                                                                                                   subsidiary
                                                                                                                   (SEC reserved
                                                                                                                   jurisdiction)

       KeySpan Energy Supply, Inc.                  100              100              7,272           7,272        Rule 58 company
                                                                                                                   (energy related)
                                                                                                                   (SEC reserved
                                                                                                                   jurisdiction)

       KeySpan Home Energy Services,
       LLC (2) (22)                                 N/A              100              -               -            non-utility
                                                                                                                   subsidiary

          KeySpan Energy Services, Inc.             100              100              27,986          27,986       Rule 58 company
                                                                                                                   (energy related)
                                                                                                                   (SEC reserved
                                                                                                                   jurisdiction)

          KeySpan Energy Solutions,
          LLC (2) (23)                              N/A              100              5,149           5,149        Rule 58 company
                                                                                                                   (energy related)
                                                                                                                   (SEC reserved
                                                                                                                   jurisdiction)

               KeySpan Plumbing Solutions, Inc.     10               100              (9,851)         (9,851)      Rule 58 company
                                                                                                                   (energy related)
                                                                                                                   (SEC reserved
                                                                                                                   jurisdiction)

               KeySpan Plumbing & Heating
               Solutions, LLC (2) (24)              N/A              100              (43,439)        (43,439)     Rule 58 company
                                                                                                                   (energy related)
                                                                                                                   (SEC reserved
                                                                                                                   jurisdiction)

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001 (Continued)

Name of Company                                  Number of        Percent of      Issuer Book        Owner's       Type of Business
                                               Common Shares        Voting           Value         Book Value
                                                                  Power and         ($000)           ($000)
                                                                  Percent of
                                                                  Ownership
                                                                   Interest
-----------------------------------------------------------------------------------------------------------------------------------
          KeySpan Home Energy Services
          (New England), LLC (2) (25)              N/A                100             1,958           1,958        Rule 58 company
                                                                                                                   (energy related)
                                                                                                                   (SEC reserved
                                                                                                                   jurisdiction)

          Fritze KeySpan, LLC (2)                  N/A                100             11,584          11,584       Rule 58 company
                                                                                                                   (energy related)
                                                                                                                   (SEC reserved
                                                                                                                   jurisdiction)

               Active Conditioning,
               LLC (2) (26)                        2,500              100             1,200           1,200        Rule 58 company
                                                                                                                   (energy related)
                                                                                                                   (SEC reserved
                                                                                                                   jurisdiction)

       KeySpan Technologies Inc.                   200                100             (743)           (743)        Rule 58 company
                                                                                                                   (energy related)

          MyHomeGate, Inc.                         100                100             -               -            Rule 58 company
                                                                                                                   (energy related)

          KeySpan Telemetry Solutions,
          LLC (2) (27)                             N/A                100             -               -            Rule 58 company
                                                                                                                   (energy related)

          Enporian, Inc.                           500                12.5            A               A            Rule 58 company
                                                                                                                   (energy related)

       KeySpan MHK, Inc.                           100                100             12,814          12,814       ETC

          myHomeKey.com, Inc.                      -                  18              A               A            ETC

       Eastern Enterprises                         22,983,296         100             856,333         856,333      intermediate
                                                                                                                   holding company

          EnergyNorth Natural Gas, Inc.            120,000            100             111,157         111,157      gas utility
                                                                                                                   company

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001 (Continued)

Name of Company                                     Number of       Percent of     Issuer Book       Owner's        Type of Business
                                                  Common Shares       Voting          Value        Book Value
                                                                    Power and        ($000)          ($000)
                                                                    Percent of
                                                                    Ownership
                                                                     Interest
------------------------------------------------------------------------------------------------------------------------------------
               Boundary Gas, Inc. (1)                 3.74              3.74            A              A            Rule 58 company
                                                                                                                    (energy related)

               Alberta Northeast Gas Ltd. (1)         12                1.5             A              A            Rule 58 company
                                                                                                                    (energy related)

          Transgas, Inc.                              32,000            100             10,022         10,022       Rule 58 company
                                                                                                                    (gas related)

          Boston Gas Company d/b/a KeySpan
          Energy Delivery New England                 514,184           100             392,626        392,626      gas utility
                                                                                                                    company

               Boundary Gas, Inc.                     12.6              12.6            A              A            Rule 58 company
                                                                                                                    (energy related)

          Colonial Gas Company d/b/a KeySpan
          Energy Delivery New England                 100               100             274,702        274,702      gas utility
                                                                                                                    company

          Essex Gas Company d/b/a KeySpan
          Energy Delivery New England                 100               100             48,364         48,364       gas utility
                                                                                                                    company

               Boundary Gas, Inc. (1)                 1.94              1.94            A              A            Rule 58 company
                                                                                                                    (energy related)

          AMR Data Corporation                        100               100             (505)          (505)        non-utility
                                                                                                                    subsidiary

          Eastern Associated Securities Corp.*        100               100             (7,039)        (7,039)      non-utility
                                                                                                                    subsidiary
                                                                                                                    (SEC reserved
                                                                                                                    jurisdiction)

          Eastern Energy Systems Corp.*               100               100             (2,774)        (2,774)      non-utility
                                                                                                                    subsidiary

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001 (Continued)

Name of Company                                   Number of        Percent of      Issuer Book     Owner's          Type of Business
                                                Common Shares        Voting           Value       Book Value
                                                                   Power and         ($000)         ($000)
                                                                   Percent of
                                                                   Ownership
                                                                    Interest
------------------------------------------------------------------------------------------------------------------------------------
          Eastern Rivermoor Company, Inc.*           100               100             (8)            (8)            non-utility
                                                                                                                     subsidiary

          Eastern Urban Services, Inc.*              100               100             (4,551)        (4,551)        non-utility
                                                                                                                     subsidiary
                                                                                                                     (SEC reserved
                                                                                                                     jurisdiction)

          Midland Enterprises, Inc.                  15.5              100             193,057        193,057        non-utility
                                                                                                                     holding company

               Capital Marine Supply, Inc.           50                100             -              -              non-utility
                                                                                                                     subsidiary

               Chotin Transportation, Inc.           1,451             100             -              -              non-utility
                                                                                                                     subsidiary

               Eastern Associated Terminals Co.      20                100             -              -              non-utility
                                                                                                                     subsidiary

               Federal Barge Lines, Inc.             50,100            100             -              -              non-utility
                                                                                                                     subsidiary

                         River Fleets, Inc.          100               100             -              -              non-utility
                                                                                                                     subsidiary

               Hartley Marine Corp.                  10                100             -              -              non-utility
                                                                                                                     subsidiary

               Minnesota Harbor  Service, Inc.       10                100             -              -              non-utility
                                                                                                                     subsidiary

               The Ohio River Company                100               100             -              -              non-utility
                                                                                                                     subsidiary

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001 (Continued)

Name of Company                                         Number of       Percent of     Issuer Book     Owner's      Type of Business
                                                      Common Shares       Voting          Value       Book Value
                                                                        Power and        ($000)         ($000)
                                                                        Percent of
                                                                        Ownership
                                                                         Interest
------------------------------------------------------------------------------------------------------------------------------------
                         The Ohio River Company             10              100             -             -           non-utility
                         Traffic Division, Inc.                                                                       subsidiary

               The Ohio River Terminals Company             20              100             -             -           non-utility
                                                                                                                      subsidiary

               Orgulf Transport Co.                         20              100             -             -           non-utility
                                                                                                                      subsidiary

               Orsouth Transport Co.                        20              100             -             -           non-utility
                                                                                                                      subsidiary

               Port Allen Marine Service, Inc.              120,000         100             -             -           non-utility
                                                                                                                      subsidiary

               Red Circle Transport Co.                     20              100             -             -           non-utility
                                                                                                                      subsidiary

               West Virginia Terminals, Inc.                100             100             -             -           non-utility
                                                                                                                      subsidiary

          Mystic Steamship Corporation*                     10              100             (745)         (745)       non-utility
                                                                                                                      company

          PCC Land Company, Inc.                            5,000           100             2,000         2,000       non-utility
                                                                                                                      company
                                                                                                                      (SEC reserved
                                                                                                                      jurisdiction)

          Philadelphia Coke Co., Inc.*                      1,000           100             (1,776)       (1,776)     non-utility
                                                                                                                      company

          Western Associated Energy Corp.*                  100             100             -             -           non-utility
                                                                                                                      company

          "N/A" means not applicable.

          "-" means the information is not available

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001 (Continued)

          "*" means the company is inactive.

          "A" means this entity is not 50% or greater owned by KeySpan and therefor the information is not available.

          "B" means that the information is included in the initial listing of KeySpan Natural Fuels, LLC on the chart (page 2) as a subsidiary of KeySpan energy Corporation.

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001 (Continued)

FOOTNOTES

(1) Subsidiaries of more than one system company are:

System Company                 System Company Owners                                       Investment by Owners
--------------                 ---------------------                                       --------------------
Boundary Gas, Inc.             36.09% by The Brooklyn Union Gas Co. d/b/a KeySpan          Reported above (Item 1 of the Form U5S/A)
                               Energy Delivery New York

                               12.6% by Boston Gas Company d/b/a KeySpan Energy            Reported above (Item 1 of the Form U5S/A)
                               Delivery New England

                               3.74% by EnergyNorth Natural Gas, Inc. d/b/a KeySpan        Reported above (Item 1 of the Form U5S/A)
                               Energy Delivery New England

                               3.01% by KeySpan Gas East Corporation d/b/a KeySpan         Reported above (Item 1 of the Form U5S/A)
                               Energy Delivery Long Island

                               1.94% by Essex Gas Company d/b/a KeySpan Energy             Reported above (Item 1 of the Form U5S/A)
                               Delivery New England

Iroquois Gas                   18.49% by The Brooklyn Union Gas Co. d/b/a KeySpan          Reported above (Item 1 of the Form U5S/A)
Transmissions, L.P.            Energy Delivery New York

                               1% by LILCO Energy Systems, Inc.                            Reported above (Item 1 of the Form U5S/A)

Alberta Northeast              28.1% by The Brooklyn Union Gas Co. d/b/a KeySpan           Reported above (Item 1 of the Form U5S/A)
Gas, Ltd.                      Energy Delivery New York

                               1.5% by EnergyNorth Natural Gas, Inc. d/b/a KeySpan         Reported above (Item 1 of the Form U5S/A)
                               Energy Delivery New England

KeySpan Natural                99% by KeySpan Energy Corporation                           Reported above (Item 1 of the Form U5S/A)
Fuels, LLC
                               1% by KeySpan Energy Development Corporation                Reported above (Item 1 of the Form U5S/A)

Premier Transco Limited        24.5% by KeySpan C.I., Ltd.                                 Reported above (Item 1 of the Form U5S/A)

                               25.5% by KeySpan UK Limited                                 Reported above (Item 1 of the Form U5S/A)



                                       15



ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001
         (Continued)


KeySpan Energy Canada          68.46% by KeySpan Energy Development Co.                    Reported above (Item 1 of the Form U5S/A)
Partnership
                               31.53% by Solex Production Ltd.                             Reported above (Item 1 of the Form U5S/A)

                               .01% by KeySpan Energy Canada, Inc.                         Reported above (Item 1 of the Form U5S/A)


(2) Subsidiaries that are organized as limited liability companies and not corporations (the non-corporate subsidiaries) are:


Name of Subsidiary                                  Type of Organizational Structure      Equity Investment
------------------                                  --------------------------------      -----------------
KeySpan Corporate Services LLC                      Limited liability company             Reported above (Item 1 of the Form U5S/A)
KeySpan Utility Services LLC                        Limited liability company             Reported above (Item 1 of the Form U5S/A)
KeySpan Generation LLC                              Limited liability company             Reported above (Item 1 of the Form U5S/A)
KeySpan Electric Services LLC                       Limited liability company             Reported above (Item 1 of the Form U5S/A)
KeySpan Energy Trading Services LLC                 Limited liability company             Reported above (Item 1 of the Form U5S/A)
KeySpan Natural Fuels, LLC                          Limited liability company             Reported above (Item 1 of the Form U5S/A)
Northeast Gas Markets, LLC                          Limited liability company             Reported above (Item 1 of the Form U5S/A)
KeySpan Islander East Pipeline, LLC                 Limited liability company             Reported above (Item 1 of the Form U5S/A)
Islander East Pipeline Company, LLC                 Limited liability company             Reported above (Item 1 of the Form U5S/A)
GTM Energy, LLC                                     Limited liability company             Reported above (Item 1 of the Form U5S/A)
KeySpan Cross Bay, LLC                              Limited liability company             Reported above (Item 1 of the Form U5S/A)
Cross Bay Pipeline Co., LLC                         Limited liability company             Reported above (Item 1 of the Form U5S/A)
KeySpan Midstream, LLC                              Limited liability company             Reported above (Item 1 of the Form U5S/A)
KeySpan-Glenwood Energy Center, LLC                 Limited liability company             Reported above (Item 1 of the Form U5S/A)
KeySpan-Port Jefferson Energy Center, LLC           Limited liability company             Reported above (Item 1 of the Form U5S/A)
KeySpan Exploration and Production, LLC             Limited liability company             Reported above (Item 1 of the Form U5S/A)


                                       16



ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001
         (Continued)


KeySpan Business Solutions, LLC                     Limited liability company             Reported above (Item 1 of the Form U5S/A)
Delta KeySpan, LLC                                  Limited liability company             Reported above (Item 1 of the Form U5S/A)
Granite State Plumbing & Heating, LLC               Limited liability company             Reported above (Item 1 of the Form U5S/A)
Northern Peabody, LLC                               Limited liability company             Reported above (Item 1 of the Form U5S/A)
KeySpan Energy Management, LLC                      Limited liability company             Reported above (Item 1 of the Form U5S/A)
R.D. Mortman, LLC                                   Limited liability company             Reported above (Item 1 of the Form U5S/A)
Fourth Avenue Enterprise Piping, LLC                Limited liability company             Reported above (Item 1 of the Form U5S/A)
KSI Contracting, LLC                                Limited liability company             Reported above (Item 1 of the Form U5S/A)
KSI Electrical, LLC                                 Limited liability company             Reported above (Item 1 of the Form U5S/A)
KSI Mechanical, LLC                                 Limited liability company             Reported above (Item 1 of the Form U5S/A)
Binsky & Snyder Service, LLC                        Limited liability company             Reported above (Item 1 of the Form U5S/A)
Binsky & Snyder, LLC                                Limited liability company             Reported above (Item 1 of the Form U5S/A)
Binsky & Snyder Plumbing, LLC                       Limited liability company             Reported above (Item 1 of the Form U5S/A)
Paulus, Sokolowski and Sartor, LLC                  Limited liability company             Reported above (Item 1 of the Form U5S/A)
KeySpan Home Energy Services, LLC                   Limited liability company             Reported above (Item 1 of the Form U5S/A)
KeySpan Energy Solutions, LLC                       Limited liability company             Reported above (Item 1 of the Form U5S/A)
KeySpan Plumbing & Heating Solutions, LLC           Limited liability company             Reported above (Item 1 of the Form U5S/A)
KeySpan Home Energy Services (New England), LLC     Limited liability company             Reported above (Item 1 of the Form U5S/A)
Fritze KeySpan, LLC                                 Limited liability company             Reported above (Item 1 of the Form U5S/A)
Active Conditioning, LLC                            Limited liability company             Reported above (Item 1 of the Form U5S/A)
KeySpan Telemetry Solutions, LLC                    Limited liability company             Reported above (Item 1 of the Form U5S/A)

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001 (Continued)


(3) Subsidiaries that are organized as limited partnerships and not corporations (the non-corporate subsidiaries) are:

Name of Subsidiary    Type of Organizational Structure and name of  party       Equity Investment
------------------    ---------------------------------------------------       -----------------
                      interests held by
                      -----------------
Iroquois Gas          Limited partnership                                       Reported above for KeySpan's interest (Item 1 of
Transmission                                                                    the Form U5S/A).  The information as it relates to
System, L.P.          The names and percent of voting power and ownership       non-KeySpan entities is unknown and therefore not
                      interest of the partners are:                             provided.

                      TransCanada Iroquois Ltd. 29% general partnership interest

                      Dominion Iroquois, Inc. 24.72% general partnership interest

                      North East Transmission Co.
                      18.07% general partnership interest (and a 1.33% limited partnership interest)

                      TCPL Northeast Ltd. 11.96% general partnership interest

                      JMC-Iroquois, Inc. 4.46% general partnership interest
                      (and a .41% limited partnership interest)

                      TEN Transmission Co. 4.87% general partnership interest (and a 1.33% limited partnership interest)

                      NJNR Pipeline Co. 3.28% general partnership interest

                      LILCO Energy Systems, Inc. owns a 1.00%
                      general partnership interest

                      Iroquois Pipeline Investment, LLC .84% general partnership interest


                                       18



ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001
         (Continued)


Adrian Associates     Limited partnership                                       Reported above (Item 1 of the Form U5S/A)
L.P.
                      The names and
                      percent of
                      voting power
                      and ownership
                      interest of
                      the partners
                      are:

                      Arlington Storage Corporation 39.39 general partnership interest

                      KeySpan Energy Development Corporation 33.33% limited partnership interest

                      John Hancock Corp. 27.68 limited partnership interest



Taylor NGL Limited    Limited partnership                                       Reported above (Item 1 of the Form U5S/A)
Partnership
                      The names and percent of voting power
                      and ownership interest of the partners

                      Taylor Gas Liquids Ltd. is the general partner

                      TNG Liquids, Ltd owns limited partnership interests

                      The remaining limited partnership interests are publicly traded on the Toronto Stock Exchange under the symbol
                      "TAY.UN"




(4) Subsidiaries that are organized as partnerships and not corporations (the non-corporate subsidiaries) are:


Name of Subsidiary        Type of Organizational Structure and name of  party      Equity Investment
------------------        ---------------------------------------------------      -----------------
                          interests held by
                          -----------------
KeySpan Energy Canada     Partnership                                              Reported above for KeySpan's interest (Item 1 of
Partnership                                                                        the Form U5S/A). The information as it relates to
                          The names and percent of voting power and ownership      non-KeySpan entities is unknown and therefore not
                          interest of the partners are:                            provided.

                          68.46% by KeySpan Energy Development Co.

                          31.53% by Solex Production Ltd.

                          .01% by KeySpan Energy Canada, Inc.

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001 (Continued)

(5) KeySpan-Glenwood Energy Center, LLC was incorporated in the State of Delaware on November 1, 2001. It's purpose is that of an EWG. It developed and constructed a 79.9 megawatt electric peaking facility on Long Island, New York. It sells wholesale capacity, energy, and ancillary services at market based rates approved by the Federal Energy Regulatory Commission. The facility commenced commercial operations on June 1, 2002. Pursuant to its market based rate authority, KeySpan-Glenwood, LLC entered into an agreement with the Long Island Power Authority ("LIPA") to sell all the capacity, energy and ancillary services from the facility for twenty (20) years. LIPA provides electricity to approximately 1 million customers on Long Island.

(6) KeySpan-Port Jefferson Energy Center, LLC was incorporated in the State of Delaware on November 1, 2001. It's purpose is that of an EWG. It developed and constructed a 79.9 megawatt electric peaking facility on Long Island, New York. It sells wholesale capacity, energy, and ancillary services at market based rates approved by the Federal Energy Regulatory Commission. The facility commenced commercial operations on July 1, 2002. Pursuant to its market based rate authority, KeySpan-Port Jefferson Energy Center, LLC entered into an agreement with the Long Island Power Authority LIPA to sell all the capacity, energy and ancillary services from the facility for twenty (20) years. LIPA provides electricity to approximately 1 million customers on Long Island.

(7) KeySpan Ravenswood, Inc. has an arrangement with LIC Funding, LLC, a variable interest, unaffiliated financing entity through which it leases a portion of the Ravenswood generating facility. KeySpan Ravenswood, Inc. is the primary beneficiary of the variable interest entity. In order to reduce the initial cash requirements, KeySpan Ravenswood, Inc. entered into a lease agreement (the "Master Lease") with LIC Funding, LLC that acquired a portion of the facility, or three steam generating units, directly from Consolidated Edison and leased it to a KeySpan Ravenswood, Inc. The variable interest unaffiliated financing entity acquired the property for $425 million, financed with debt of $412.3 million (97% of capitalization) and equity of $12.7 million (3% of capitalization). Monthly lease payments equal the monthly interest expense on the debt securities. The Master Lease currently qualifies as an operating lease for financial reporting purposes while preserving our ownership of the facility for federal and state income tax purposes. The initial term of the Master Lease expires on June 20, 2004 and may be extended until June 20, 2009. In June 2004, KeySpan Ravenswood, Inc. has the right to either purchase the facility at the original acquisition cost of $425 million plus the present value of the lease payments that would otherwise have been paid through June 20, 2009, or terminate the Master Lease and dispose of the facility. If the Master Lease is terminated, KeySpan Corporation has guaranteed an amount equal to 83% of the original acquisition cost plus the present value of the lease payments that would have otherwise been paid through June 20, 2009. In June 2009, when the Master Lease terminates, KeySpan Ravenswood, Inc. may purchase the facility in an amount equal to the original acquisition cost, subject to adjustments, or surrender the facility to the lessor. If KeySpan Ravenswood, Inc. elects not to purchase the facility, the lessor will sell the property; we have guaranteed the lessor 84% of the original acquisition cost.

(8) KeySpan Business Solutions, LLC was incorporated in the State of Delaware on July 11, 2001. It was formed as a Rule 58 energy company for the purpose of acting as a holding company of fourteen (14) of the twenty-six (25)
     KeySpan  Energy  Services,  Inc.  companies.  Each  of  the  fourteen  (14)
     companies does business under the assumed name of KeySpan Business Solutions. Business Solutions provides engineering and mechanical contracting services to commercial, industrial and business customers.

(9) Delta KeySpan, Inc. was converted from a corporation to a limited liability company pursuant to Delaware law on August 17, 2001, resulting in a change of name to Delta KeySpan, LLC.

(10) Granite State Plumbing & Heating, LLC was incorporated in the State of Delaware on July 31, 2001. Granite State Plumbing & Heating, Inc. merged with and into Granite State Plumbing & Heating, LLC on August 31, 2001 resulting in Granite State Plumbing & Heating, Inc. being the non-surviving entity and therefore ceasing to exist as a company.

(11) Northern Peabody, LLC was incorporated in the State of Delaware on July 31, 2001. Northern Peabody, Inc. merged with and into Northern Peabody, LLC on August 31, 2001 resulting in Northern Peabody, Inc. being the non-surviving entity and therefore ceasing to exist as a company.

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001 (Continued)

(12) KeySpan Energy Management, Inc. was converted from a corporation to a limited liability company pursuant to Delaware law on August 17, 2001, resulting in a change of name to KeySpan Energy Management, LLC.

(13) R.D. Mortman, LLC was incorporated in the State of Delaware on July 31, 2001. R.D. Mortman, LLC, a New York limited liability company merged with and into the Delaware company, R.D. Mortman, LLC on August 31, 2001 resulting in R.D. Mortman, LLC, the New York company being the non-surviving entity and therefore ceasing to exist as a company.

(14) Fourth Avenue Enterprise Piping, LLC was incorporated in the State of Delaware on August 6, 2001. Fourth Avenue Enterprise Piping Corporation merged with and into Fourth Avenue Enterprise Piping, LLC on August 31, 2001 resulting in Fourth Avenue Enterprise Piping Corporation being the non-surviving entity and therefore ceasing to exist as a company.

(15) Roy Kay, LLC was incorporated in the State of Delaware on July 31, 2001. Roy Kay, LLC changed its name to KSI Contracting, LLC on August 16, 2001. On August 31, 2001, Roy Kay, Inc., a New York corporation merged with and into KSI Contracting, LLC resulting in Roy Kay, Inc. being the non-surviving entity and therefore ceasing to exist as a company.

(16) Roy Kay Electrical, LLC was incorporated in the State of Delaware on July 31, 2001. Roy Kay Electrical, LLC changed its name to KSI Electrical, LLC on August 16, 2001. On August 31, 2001, Roy Kay Electrical Company, Inc., a New York corporation merged with and into Roy Kay Electrical, LLC resulting in Roy Kay Electrical Company, Inc. being the non-surviving entity and therefore ceasing to exist as a company.

(17) Roy Kay Mechanical, LLC was incorporated in the State of Delaware on July 31, 2001. Roy Kay Mechanical, LLC changed its name to KSI Mechanical, LLC on August 16, 2001. On August 31, 2001, Roy Kay Mechanical, Inc., merged with and into KSI Mechanical, LLC resulting in Roy Kay Mechanical, Inc. being the non- surviving entity and therefore ceasing to exist as a company.

(18) Binsky & Snyder Service, LLC was incorporated in the State of Delaware on July 31, 2001. Binsky & Snyder Service, LLC which was a New Jersey company was merged with and into the Delaware company, Binsky & Snyder Service, LLC on August 31, 2001 resulting in Binsky & Snyder Service, LLC, the New Jersey company being the non-surviving entity and therefore ceasing to exist as a company.

(19) Binsky & Snyder, LLC was incorporated in the State of Delaware on July 31, 2001. Binsky & Snyder, Inc. was merged with and into Binsky & Snyder, LLC on August 31, 2001 resulting in Binsky & Snyder, Inc. being the non-surviving entity and therefore ceasing to exist as a company.

(20) Binsky & Snyder Plumbing, LLC was incorporated in the State of Delaware on July 31, 2001. Binsky & Snyder Plumbing, LLC which was a New Jersey company was merged with and into the Delaware company, Binsky & Snyder Plumbing, LLC on August 31, 2001 resulting in Binsky & Snyder Plumbing, LLC, the New Jersey company being the non-surviving entity and therefore ceasing to exist as a company.

(21) Paulus, Sokolowski and Sartor, LLC was incorporated in the State of Delaware on July 26, 2001. Paulus, Sokolowski and Sartor, Inc. was merged with and into Paulus, Sokolowski and Sartor, LLC on August 31, 2001 resulting in Paulus, Sokolowski and Sartor, Inc. being the non-surviving entity and therefore ceasing to exist as a company.

(22) KeySpan Home Energy Services, LLC was incorporated in the State of Delaware on July 13, 2001. It was formed as a Rule 58 energy company for the purpose of acting as a holding company of seven (7) direct and indirect wholly-owned subsidiaries which provide residential and small commercial customers with gas and electric marketing, service and maintenance for heating equipment, water heaters, central air conditioners and gas appliances. It engages in no other activity other than as a holding company. As part of its holding company role, it may enter into various contracts on behalf of its subsidiaries to purchase equipment, supplies and services.

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001 (Continued)



(23) KeySpan Energy Solutions, LLC was incorporated in the State of Delaware on July 31, 2001. KeySpan Energy Solutions, Inc., a New York corporation merged with and into KeySpan Energy Solutions, LLC on August 31, 2001 resulting in KeySpan Energy Solutions, Inc. being the non-surviving entity and therefore ceasing to exist as a company.

(24) KeySpan Plumbing & Heating Solutions, LLC was incorporated in the State of Delaware on July 31, 2001. KeySpan Plumbing & Heating Solutions, LLC., a New Jersey company merged with and into KeySpan Plumbing & Heating Solutions, LLC on August 31, 2001 resulting in KeySpan Plumbing & Heating Solutions, LLC., the New Jersey company being the non-surviving entity and therefore ceasing to exist as a company.

(25) KeySpan Home Energy Services (New England), LLC was incorporated in the State of Delaware on August 20, 2001. KeySpan Home Energy Services (New England), Inc. f/n/a ServiceEdge Partners, Inc. merged with and into KeySpan Home Energy Services (New England), LLC on August 31, 2001 resulting in KeySpan Home Energy Services (New England), Inc. being the non-surviving entity and therefore ceasing to exist as a company.

(26) Active Conditioning, LLC was incorporated in the State of Delaware on July 26, 2001. Active Conditioning, LLC which was a New Jersey company was merged with and into the Delaware company, Active Conditioning, LLC on August 31, 2001 resulting in Active Conditioning, LLC, the New Jersey company being the non- surviving entity and therefore ceasing to exist as a company.

(27) KeySpan Telemetry Solutions, LLC was incorporated in the State of Delaware on October 25, 2001. It was formed as a Rule 58 energy related company for the purpose of engaging in remote, wireless communication devices for utility applications. .

ITEM 9 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY, EXCEPT THAT EXHIBIT I WAS FILED IN THE ORIGINAL U5S FILED ON MAY 1, 2002.

ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I. The following information is provided concerning KeySpan Corporation's investments in exempt wholesale generation (EWG) and foreign utility companies
(FUCO) as of December 31, 2001:

Exempt Wholesale Generators (EWG):

KeySpan-Ravenswood, Inc.
------------------------

(a)  Company name, business address, facilities and interest held

          KeySpan-Ravenswood, Inc., with a business address at One MetroTech Center, Brooklyn, NY 11201 is an EWG. KeySpan-Ravenswood, Inc. is the owner and operator of the 2,200 megawatt Ravenswood electric-generating facility which represents 27% of New York City's "in-city" electric-generation capacity. Ravenswood consists of three principal generators and related facilities which are fueled primarily by natural gas. KeySpan Corporation directly owns 100% of KeySpan-Ravenswood, Inc.

(b) Capital invested, recourse debt, guarantees and transfer of assets between affiliates

          Capital invested - $545,549,000
          Recourse debt - None.
          Guarantees - None.
          Asset transfers - None.

(c)  Debt to equity ratio and earnings

          Debt to equity ratio - 67%; Earnings - $72.184 million

(d)  Contracts for service, sales or construction with affiliates

          There is a service level agreement between KeySpan-Ravenswood, Inc. and KeySpan Corporate Services LLC. Additionally, KeySpan-Ravenswood Services Corp. operates the plant.

KeySpan-Port Jefferson Energy Center, LLC
-----------------------------------------

(a)  Company name, business address, facilities and interest held

          KeySpan-Port Jefferson Energy Center, LLC, with a business address at One MetroTech Center, Brooklyn, NY 11201; is a Delaware corporation and is an EWG. KeySpan-Port Jefferson developed and constructed a 79.9 megawatt electric peaking facility on Long Island, New York. The facility consists of two LM 6000 combustion turbines fueled by natural gas and are designed with state-of-the-art air emission control technologies. These emission controls, combined with the use of natural gas, makes this facility one of the cleanest on Long Island and amongst the cleanest of its kind in the country. It sells wholesale capacity, energy and ancillary services at market based rates approved by the Federal Energy Regulatory Commission ("FERC"). The facility commenced commercial operations on July 1, 2002. Pursuant to its market based rate authority, KeySpan-Port Jefferson entered into an agreement with the Long Island Power Authority ("LIPA") to sell all the capacity, energy and ancillary services from the facility for twenty (20) years. LIPA provides electricity to approximately 1 million customers on Long Island.

(b) Capital invested, recourse debt, guarantees and transfer of assets between affiliates

          Capital invested - $30,115,000
          Recourse debt - None.
          Guarantees - None.
          Asset transfers - None.

(c)  Debt to equity ratio and earnings

          None - Began operations during 2002

(d)  Contracts for service, sales or construction with affiliates

          There is a service agreement between KeySpan-Port Jefferson with each of KeySpan Corporate Services LLC and KeySpan Engineering and Survey, Inc.

KeySpan-Glenwood Energy Center, LLC
-----------------------------------

(a)  Company name, business address, facilities and interest held

          KeySpan-Glenwood Energy Center, LLC, with a business address at One MetroTech Center, Brooklyn, NY 11201; is a Delaware corporation and is an EWG. KeySpan-Glenwood developed and constructed a 79.9 megawatt electric peaking facility on Long Island, New York. The facility consists of two LM 6000 combustion turbines fueled by natural gas and are designed with state-of-the-art air emission control technologies. These emission controls, combined with the use of natural gas, makes this facility one of the cleanest on Long Island and amongst the cleanest of its kind in the country. It sells wholesale capacity, energy and ancillary services at market based rates approved by the Federal Energy Regulatory Commission ("FERC"). The facility commenced commercial operations on June 1, 2002. Pursuant to its market based rate authority, KeySpan- Glenwood entered into an agreement with the Long Island Power Authority ("LIPA") to sell all the capacity, energy and ancillary services from the facility for twenty (20) years. LIPA provides electricity to approximately 1 million customers on Long Island.

(b) Capital invested, recourse debt, guarantees and transfer of assets between affiliates

          Capital invested - $38,413,000
          Recourse debt - None.
          Guarantees - None.
          Asset transfers - None.

(c)  Debt to equity ratio and earnings None - Began operations during 2002.

(d)  Contracts for service, sales or construction with affiliates

          There is a service agreement between KeySpan-Glenwood with each of KeySpan Corporate Services LLC and KeySpan Engineering and Survey, Inc.

Foreign Utility Companies (FUCO):

Phoenix Natural Gas Limited
---------------------------

(a)  Company name, business address, facilities and interest held

          Phoenix Natural Gas Limited, with a business address at 19 Clarendon Road, Belfast, Ireland BT1 3BG is a FUCO. KeySpan CI Ltd. owns 24.5% of Phoenix Natural Gas Limited. Phoenix Natural Gas Limited is a natural gas distribution system located in Northern Ireland. Phoenix Natural Gas was established in 1996 to introduce natural gas to the industrial, commercial and domestic markets of the Greater Belfast area. Since then the company has acquired a customer database of almost 100,000. Its facilities consist of natural gas pipelines and related facilities that provide natural gas to 250,000 properties in Greater Belfast, stretching from the city centre to the suburbs and as far as Lisburn, Larne, Carrickfergus and North Down.

(b) Capital invested, recourse debt, guarantees and transfer of assets between affiliates

          Capital invested - $41,429,000
          Recourse debt - None.
          Guarantees - None
          Asset transfers - None.

(c)  Debt to equity ratio and earnings

          Debt to equity ratio - N/A; Earnings - Net loss of $849,000

(d)  Contracts for service, sales or construction with affiliates

          None.

FINSA Energeticos, S. de R.L. de C.V.
-------------------------------------

(a)  Company name, business address, facilities and interest held

          FINSA Energeticos, S. de R.L. de C.V., with a business address at Paseo de la Reforma 300, Piso 14, col. Juarez, Mexico D.F. 06600 is a FUCO. FINSA Energeticos, S. de R.L. de C.V. owns a small gas distribution facility in Mexico. Its facilities consist of natural gas pipelines and related facilities that provide natural gas. It is also involved in the development of generation and gas pipeline projects in Mexico. Grupo KeySpan owns 50% of FINSA Energeticos, S. de R.L. de C.V.

(b) Capital invested, recourse debt, guarantees and transfer of assets between affiliates

          Capital invested - $1,375,000
          Recourse debt - None.
          Guarantees - None
          Asset transfers - None.

(c)  Debt to equity ratio and earnings

          Debt to equity ratio - N/A; Earnings - $0

(d)  Contracts for service, sales or construction with affiliates

          None.

Part II.  See Exhibit's H and I

Part III. KeySpan Corporation's aggregate investment in EWG's is $614,077,000 and its aggregate investment in FUCO's is $42,804,000 as of December 31, 2001. KeySpan Corporation's aggregate investment in EWG's and FUCO's is 23.76% of its aggregate capital investment in its domestic public-utility subsidiary companies as of December 31, 2001.

ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

ITEM 10 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY.

Financial Statements for all entities not listed below were previously filed confidentially pursuant to Rule 104 in the U5S/A filed on May 20, 2002

Separate Financial Statements were not provided for the following entities, however they will be provided for these entities in the U5S to be filed for the period ending December 31, 2002 and for all subsequent filings of Form U5S, except for those entities which have been divested or are inactive.:

THEC Holdings Corp.1
Seneca-Upshur Petroleum, Inc.1
Broken Bridge Corp. 2
EnergyNorth Realty, Inc. 2
KeySpan North East Ventures Inc.2
Northeast Gas Markets, LLC2
KeySpan Islander East Pipeline, LLC2
Honeoye Storage Corporation2
GTM Energy LLC2
KeySpan, C.I., LTD3
KeySpan UK Limited3
KeySpan, C.I. II, LTD3
Grupo KeySpan, S. de R.L. de C.V.3
KeySpan CI Midstream Limited4
KeySpan Luxembourg S.A.R.L.4
Nicodama Beheer V.B.V.4
KS Midstream Finance Co.4
KeySpan Energy Development Co.4
TNG Liquids Ltd.4
KeySpan Energy Canada Partnership4
KeySpan Energy Canada, Inc.4
KeySpan Energy Facilities Limited4
Solex Production Ltd.4
KeySpan Business Solutions, LLC5
KeySpan Home Energy Services, LLC5
Granite State Plumbing & Heating, LLC6
Northern Peabody, LLC6
R.D. Mortman, LLC7
KSI Contracting, LLC8
KSI Electrical, LLC8
KSI Mechanical, LLC8
Binsky & Snyder Service, LLC9
Binsky & Snyder Plumbing, LLC9
KeySpan Engineering Associates, Inc.10
KeySpan Plumbing Solutions, Inc. 11

KeySpan Plumbing & Heating Solutions, LLC11
KeySpan Home Energy Services (New England), LLC12
MyHomeGate, Inc. 13
KeySpan Telemetry Solutions, LLC13
Midland Enterprises Inc.14
Capital Marine Supply, Inc.14
Chotin Transportation, Inc. 14
Eastern Associated Terminals Co14
Federal Barge Lines, Inc. 14
River Fleets, Inc.14
Hartley Marine Corp.14
Minnesota Harbor  Service, Inc.14
The Ohio River Company14
The Ohio River Company Traffic Division, Inc.14
The Ohio River Terminals Company14
Orgulf Transport Co.14
Orsouth Transport Co.14
Port Allen Marine Service, Inc.14
Red Circle Transport Co.14
West Virginia Terminals, Inc.14
Mystic Steamship Corporation14
PCC Land Company, Inc. 14
Philadelphia Coke Co., Inc.14
Western Associated Energy Corp.15

FOOTNOTES

(1) Consolidating financial statements for this company were not presented independently in Item 10. The results had been combined with the financial operations listed under The Houston Exploration Company and provided in previous U5S/A filed on May 20, 2002.

(2)  Consolidating  financial  statements  for this company are not presented in
     Item 10. The results have been combined with the financial operations listed under KeySpan Energy Development - US.

(3)  Consolidating  financial  statements  for this company are not presented in
     Item 10. The results have been combined with the financial operations listed under KeySpan Development International.

(4)  Consolidating  financial  statements  for this company are not presented in
     Item 10. The results have been combined with the financial operations listed under KeySpan Energy Development Canada.

(5) This entity is a Holding company only. Financial statements are not provided in Item 10.

(6)  Consolidating  financial  statements  for this company are not presented in
     Item 10. The results have been combined with the financial operations listed under EnergyNorth Mechanicals in Item 10. EnergyNorth Mechanicals, Inc. was dissolved on June 30, 2001.

(7)  Consolidating  financial  statements  for this company are not presented in
     Item 10. The results have been combined with the financial operations listed under KeySpan Energy Management.

(8)  Consolidating  financial  statements  for this company are not presented in
     Item 10. The results have been combined with the financial operations listed under Roy Kay.

(9)  Consolidating  financial  statements  for this company are not presented in
     Item 10. The results have been combined with the financial operations listed under Binsky & Snyder, LLC.

(10) Consolidating  financial  statements  for this company are not presented in
     Item 10. The results have been combined with the financial operations listed under Paulus, Sokolowski and Sartor, LLC.

(11) Consolidating  financial  statements  for this company are not presented in
     Item 10. The results have been combined with the financial operations listed under KeySpan Energy Solutions.

(12) Financial statements are presented in Item 10 under Service Edge Inc. Service Edge Partners, Inc. merged with and into KeySpan Home Energy Services (New England), LLC (KHESNE). KHESNE was incorporated on August 20, 2001.

(13) Consolidating financial statements for this company were not presented independently in Item 10. The results had been combined with the financial operations listed under KeySpan Technologies and provided in previous U5S/A filed on May 20, 2002.

(14) This entity was being divested and was sold on July 3, 2002, therefore no financial statements were provided in response to Item 10. (15) This company is inactive and therefore no financial statements are provided in response to Item 10.

EXHIBIT H


Organizational chart showing the relationship of each EWG and FUCO to other system companies:

Each direct and indirect subsidiary of KeySpan Cororation listed below is owned by the company immediately above it that is not indented to the same degree. The percentage ownership is 100% except where otherwise indicated.


KeySpan Corporation

     KeySpan-Ravenswood, Inc. (EWG)

     KeySpan Energy Corporation

             KeySpan Energy Development Corporation

                       KeySpan International Corporation

                                  KeySpan C.I., LTD

                                            Phoenix Natural Gas Limited (24.5% Interest owned by KeySpan C.I. LTD) (FUCO)

                                  KeySpan C.I. II, LTD

                                            Grupo KeySpan, S. de R.L. de C.V. (99.9% owned by KeySpan C.I. II, LTD)

                                                      FINSA Energeticos, S. de R.L. de C.V. (50% interest owned by Grupo KeySpan
                                                      S. de R.L. de C.V.) (FUCO)

                       KeySpan Port-Jefferson Energy Center, LLC (EWG)

                       KeySpan Glenwood Energy Center, LLC (EWG)


                                   SIGNATURE

     KeySpan Corporation and each of its subsidiaries has duly caused this amendment to the annual report for 2001 to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                                    KEYSPAN CORPORATION ON
                                                    BEHALF OF ITSELF AND EACH
                                                    OF ITS SUBSIDIARIES



                                                    By:     /s/ Theresa A. Balog
                                                       -------------------------
                                                    Name:   Theresa A. Balog
                                                    Title:  Vice President
                                                            and Controller